Exhibit 16.1

July 30, 2009

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Wolverine Tube, Inc. (the Company) and, under the date of June 11, 2009 we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007. On July 21, 2009, we were dismissed.  We have read the Company’s statements included under Item 4.01a of its Form 8-K dated July 27, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the dismissal was based on the recommendation by the Audit Committee of the Board of Directors and subsequently by the Board of Directors.

Very truly yours,

/s/ KPMG. LLP

Birmingham, Alabama
July 30, 2009